September 8, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Andrew Blume

Re:	Polymer Group, Inc.
Form 10-K for the fiscal year ended January 1, 2005
Form 10-Q for the quarterly period ended April 2, 2005
Filed March 29, 2005 and May 16, 2005
File No. 1-14330

Ladies and Gentlemen:

Polymer Group, Inc. (“PGI”) hereby submits this response to comments received from the Staff of the Securities and Exchange Commission (the “Commission” or “Staff”) with regard to PGI’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 and filed with the Commission on March 29, 2005 (the “Form 10-K”).   The Staff delivered its original comments by letter dated May 18, 2005 from George F. Ohsiek, Jr., Branch Chief, to James L. Schaeffer, Chief Executive Officer of PGI, to which PGI responded by letter dated June 10, 2005 from R. Douglas Harmon of Parker Poe Adams & Bernstein L.L.P., counsel to PGI (the “Original Response Letter”).  The Staff provided additional comments by letter dated June 23, 2005 addressed to Mr. Schaeffer and signed by Mr. Ohsiek (the “Second Comment Letter”), to which PGI responded by letter dated July 18, 2005 from Mr. Harmon (the “Second Response Letter”).  On August 1, 2005, Andrew Blume and Robyn Manuel of the Division of Corporation Finance, representatives of Ernst & Young LLP and the undersigned participated in a telephone conference call discussion of the Staff’s comments and PGI’s prior responses (the “Conference Call”), to which PGI responded by letter dated August 9, 2005 from Willis C. Moore, III, the Chief Financial Officer of PGI (the “Third Response Letter”).  Additionally, on August 31, 2005, Andrew Blume, Robyn Manuel and Stephanie Hunsaker of the Division of Corporation Finance, representatives of Ernst & Young, LLC, and the undersigned, participated in a telephone conference call discussion of the Staff’s comments and PGI’s prior responses (the “Second Conference Call”).  This letter supplements our Original Response Letter, Second Response Letter, and Third Response Letter and responds to and clarifies certain accounting topics discussed with the Staff in the Second Conference Call.

The numbered paragraphs below correspond to the numbered paragraphs of the Second Comment Letter and the page numbers referenced below refer to the page numbers of the Form 10-K.

Form 10-K for the Fiscal Year Ended January 1, 2005

Note 11.   Debt, page 61

Explain the effects of subordination related to the exchange of the Junior Notes and the PIK Preferred Shares.

The Junior Notes ranked pari passu with all debt except for debt under the then-existing bank credit agreement, which bank debt ranked ahead of the Junior Notes; whereas the PIK Preferred Shares ranked behind all debt but prior to common stock and participated in any distribution with respect to the common stock on an as-converted basis.  At the dates of exchange, with the reduced priority of the PIK Preferred Shares relative to the Junior Notes, only certain foreign debt in an estimated amount of $8.0 million became more senior in the capital structure. More importantly, by agreeing to the conversion of the Junior Notes to the PIK Preferred Shares, the subordination provisions of the PIK Preferred Shares made it possible that, subsequent to the dates of exchange, the Company could borrow additional funds, which additional debt would also rank ahead of the PIK Preferred Shares.

Additionally, it is important to note that the holders of the Junior Notes, upon converting to PIK Preferred Shares, immediately put themselves in the position where the Company could elect to optionally redeem the PIK Preferred Shares for Class A Common Stock, a right that was not available to the Company under the terms of the Junior Notes.  Accordingly, upon the optional redemption by the Company of the PIK Preferred Shares for Class A Common Stock, the PIK Preferred Shares would at that point rank behind all debt and equal to the common stock.

The Company’s Board of Directors, on July 28, 2005, authorized the redemption of all the Company’s PIK Preferred Shares on or before September 30, 2005.  The date for redemption has subsequently been set for September 15, 2005, which redemption price will be paid through the issuance of the Company’s Class A Common Stock.  However, due to the relative values of the redemption price and the conversion rate, we expect that all PIK Preferred shareholders will convert their PIK Preferred Shares into Class A Common Stock prior to the redemption date.

Explain the related party nature of the parties to the exchange of Junior Notes to PIK Preferred Shares.

Under the terms of the Joint Amended Modified Plan of Reorganization, through which PGI exited the Chapter 11 process on March 5, 2003, each holder of a Class 4 Claim in bankruptcy who elected to receive Class A Common Stock of the Company was given the opportunity to take part in the new investment in the $50.0 million of Junior Notes, the proceeds of which were to be used for the retirement of a portion of the then-outstanding Senior Bank Debt.  The raising of the additional capital for the retirement of the Senior Bank Debt was necessary for the Company’s successful emergence from the Chapter 11 process and was led by MatlinPatterson

Global Opportunity Partners (“MatlinPatterson”) (the Company’s majority shareholder) working closely with the other significant Class 4 Claimants.  MatlinPatterson, who owned approximately 70% of PGI on an if-converted basis at the date of emergence, purchased approximately $38.1 million or 76% of the Junior  Notes and the remaining holders of Class 4 Claims purchased approximately $11.9 million or 24% of the Junior Notes.  MatlinPatterson had also agreed in advance that they would fund the entire $50.0 million should others elect not to participate.  The holders of Class 4 Claims, who converted their claims to Class A Common Stock, upon emergence owned approximately 94% of the Company based on common shares outstanding and approximately 97%, on an if-converted basis assuming the Junior Notes were converted to Class A Common Stock.

MatlinPatterson and other significant common shareholders have worked together for the better good of the Company and all common shareholders during the bankruptcy process, the raising of the new investment in the $50.0 million of Junior Notes and at the dates of the exchanges of the Junior Notes for PIK Preferred Shares.  The references in the Company’s previous Response Letters that referred to related parties, who owned on a combined basis 76% of the Company’s common stock, on an if-converted basis, and 93% of the aggregate principal amount of the Junior Notes, at the dates of exchange, only refers to MatlinPatterson and one other shareholder, James D. Bennett and affiliated entities, whose holdings were identifiable by the Company only through filings with the SEC. Although the remaining holders of Junior Notes at the dates of exchange were not specifically identifiable by the Company, as their holdings are in street name, the Company expects that a substantial portion of those other Junior Note holders were also substantial holders of Class A Common Stock at the dates of exchange.

Additionally, the membership on the Company’s Board of Directors is reflective of the influence exerted by the aforementioned related entities.  For example, of the four independent directors of the Company, MatlinPatterson appointed two directors, William B. Hewitt and Pedro A. Arias, and the members of the unsecured creditors committee (excluding MatlinPatterson), which was chaired by Bennett Management Corporation, appointed two directors: Eugene Linden, who subsequently has been named Vice President and Chief Investment Strategist for Bennett Management Corporation, and James A. Ovenden.  These independent directors have been active and influential members of the Company’s Board of Directors and the various committees of the Board on which they serve.

The exchange of the Junior Notes for PIK Preferred Shares was unanimously approved by the Company’s Board of Directors and was led by MatlinPatterson with the intent of satisfying the requirements of the Company’s new lending group and the rating agencies, as well as to provide an instrument with an equitable and balanced set of terms acceptable for such an exchange.  All common shareholders significantly benefited from the restructuring and recapitalization of the Company, which resulted in the Company refinancing its then-existing $425.0 million bank debt from a fixed interest rate of 12.0% to a variable rate, which at the date of refinancing had a blended rate of approximately 5.5%.  The benefits to all common shareholders are clearly evidenced by the fact that annual cash interest expense under the restructured Bank Facility was reduced in excess of 50.0%, or approximately $28.0 million per year, while also providing the Company with more flexible bank terms, conditions and covenant requirements, as well as allowing the management of the Company the financial freedom to focus on managing and growing the business.

Statement of Financial Accounting Standards No. 57 “Related Party Disclosures” (“SFAS No. 57”), generally includes within the definition of related parties, owners or others who possess, either directly or indirectly, the  power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract or otherwise.  Based on the controlling voting interests and significant representation on the Company’s Board of Directors maintained by MatlinPatterson, and the combination of voting interests held by and the ability to impact management and policies of the Company through Board of Directors representation influenced by James D. Bennett, the Company believes both of these to be related parties.

Additionally, the guidance included in the footnote reference to Paragraph 20 of Accounting Principles Board Opinion No. 26, states:  “Moreover, extinguishment transactions between related entities may be in essence capital transactions.”  It is worth noting that the term “related entity” is not the same as “related party” referred to in SFAS No. 57 and such “related entity” term was not specifically amended by the provisions of SFAS No. 57.  The Company believes that in the context of the exchange of the Junior Notes for PIK Preferred Shares, in which all shareholders benefited, that the transaction should be looked at in its totality and that recording the entire exchange as a capital transaction is appropriate and reflects the essence of the exchange.

Accordingly, a) as MatlinPatterson and James D. Bennett, as noted in previous Comment Letters, represented approximately 76% of the Company’s common stock on an if-converted basis, and approximately 93% of the aggregate principal amount of the Junior Notes and should be considered related parties; and b) the Company expects that a substantial portion of those other Junior Note holders were also substantial holders of Class A Common Stock at the dates of exchange; and c) there were no securities or assets given up in the exchange in excess of those that the Company was previously obligated to issue or pay (conversion price of $7.29 per share was identical in both instruments); and d) significant economic benefits were realized by the Company and all common shareholders; and e) as the restructuring and recapitalization was led by the majority shareholder and Junior Note holder and negotiated on behalf of all the remaining Junior Note holders and executed for the benefit of the Company and all common shareholders, the Company believes that the exchange of Junior Notes for PIK Preferred Shares was, in substance, a related party transaction resulting in the recapitalization of the Company and no part of the exchange should be treated as an extinguishment.  The Company, therefore, reaffirms its belief that the exchange should be accounted for as entirely among related entities and should be looked at in totality and not be bifurcated or allocated in any manner.

Describe the accounting for dividends on the PIK Preferred Shares giving appropriate consideration to the provisions of the Bank Facility, with respect to the limitation on cash dividends.

The dividends on the PIK Preferred Shares accrue at an annual rate of 16% and, once declared, are payable by the Company semiannually in arrears on each July 1st and January 1st and are payable at the option of the Company; (i) through the issuance of additional PIK Preferred Shares; (ii) in cash; or (iii) in a combination thereof.  Dividends are cumulative and accrue from the date of the most recent dividend payment.  The Company’s Board of Directors is not obligated by the terms of the PIK Preferred Shares to declare or pay dividends on the PIK Preferred Shares in any of the aforementioned options, except at the dates of maturity, optional redemption, or prior to payment of any dividends on parity or common stock.  Also, interest does not accrue on any unpaid dividends.

Additionally, it should be noted that if a holder converts the PIK Preferred Shares to Class A Common Stock prior to maturity, the holder of the PIK Preferred Share is not entitled to accrued dividends from the date of last payment; dividends are in effect forfeited.

The Company’s Bank Facility limited restricted payments, which includes cash dividends on all securities, to $5.0 million in the aggregate, since the effective date of the Bank Facility.  Accordingly, absent an amendment to the Bank Facility, at January 14, 2005, the date of the initial dividend declaration by the Company’s Board of Directors in the amount of approximately $5.6 million, covering the accrued dividends through January 1, 2005,  the Company’s Board of Directors would have been limited to the options of (i) payment of dividends in cash and in-kind in the amounts of $5.0 million and  $0.6 million, respectively; (ii) payment of dividends in-kind in the amount of $5.6 million; (iii) and the payment of dividends in cash in any amounts less the $5.0 million with the difference paid in-kind.

The Company believes that it could have obtained an amendment to its Bank Facility that would increase the $5.0 million restricted payment limit and allow it to pay the entire amount of the dividend declared on January 14, 2005 in cash had its Board of Directors chosen that option.  This belief can be supported by the amendments to the Bank Facility negotiated in March 2005, at no cost to the Company, increasing the combined 2005 and 2006 capital expenditure limit by $50.0 million and increasing the cash available to optionally redeem the PIK Preferred Shares by $15.0 million.  Accordingly, it is reasonable to assume that the Company could have obtained an additional $0.6 million for the payment of cash dividends in January 2005.  At the extreme, the Company could have elected to pay the dividend entirely in cash and address any violation of its Bank Facility agreement with the bank, which was neither a holder of the PIK Preferred Shares nor a party to the negotiations for the exchange of the Junior Notes for the PIK Preferred Shares.  That is, while the Company acknowledges the impact of the Bank Facility on cash flow planning, there was no specific contractual linkage between PIK Preferred Shares and the Bank Facility.

Additionally, it should be noted that the Bank Facility matures before the PIK Preferred Shares. Accordingly, the Company theoretically could avoid the declaration of dividends on the PIK Preferred Shares until subsequent to the expiration of the Bank Facility.

Therefore, based on the aforementioned factors, the Company continues to believe it is appropriate to accrue dividends on the PIK Preferred Shares at the stated rate, until such time, if any, that dividends are actually declared by the Company’s Board of Directors, at which time dividends will be valued at the estimated fair value of the cash or other securities distributed.  Accordingly, the Company believes that no changes to its previous financial reporting of dividends on the PIK Preferred Shares are required or necessary.

Document the Company’s quantification of additional non-cash interest on the Junior Notes

The Company has conservatively concluded that the additional non-cash interest that it should have recorded in 2004, with respect to interest paid in-kind on the Junior Notes, amounted to approximately $1.7 million.

The Company also reaffirms its position that it does not believe the adjustment to be material; accordingly, the Company believes that a prudent investor would not consider the adjustment as important, or be influenced in their evaluation of the Company by the inclusion or exclusion of the adjustment.  Additionally, inclusion of the proposed adjustment would not significantly alter the total mix of information available to the investor, given that the Company has appropriately disclosed the terms of the Junior Notes, their conversion privileges, and their exchange for PIK Preferred Shares, for which the Company’s Board of Directors has now announced its decision to redeem such PIK Preferred Shares effective September 15, 2005.

PGI reaffirms all representations and acknowledgements made in the Original Response Letter, the Second Response Letter, and the Third Response Letter.

Please call the undersigned if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ WILLIS C. MOORE, III
Willis C. Moore, III
Chief Financial Officer

cc:	James L. Schaeffer, Chief Executive Officer
Daniel L. Rikard., Vice President and General Counsel